Filed Pursuant to Rule 433

Registration Statement No. 333-217996

Final Term Sheet dated October 2, 2018

Relating to Preliminary Prospectus Supplement dated October 2, 2018 to Prospectus dated May 15, 2017

$400,000,000 4.100% NOTES DUE 2028

Issuer:	Camden Property Trust

Expected Ratings (Moody’s / S&P / Fitch)*:	A3 / BBB+ / A-

Type:	SEC Registered

Principal Amount:	$400,000,000

Trade Date:	October 2, 2018

Settlement Date:	T+2; October 4, 2018

Maturity Date:	October 15, 2028

Interest Payment Dates:	April 15 and October 15, commencing on April 15, 2019

Benchmark Treasury:	2.875% due August 15, 2028

Benchmark Treasury Price / Yield:	98-13 / 3.063%

Spread to Benchmark Treasury:	1.05% (105 basis points)

Yield to Maturity:	4.113%

Coupon (Interest Rate):	4.100%

Price to Public:	99.893% of the principal amount

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call based on U.S. Treasury + 0.200% (+20 basis points); if, however, the Notes are redeemed on or after July 15, 2028, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date

CUSIP / ISIN:	133131 AW2 / US133131AW29

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Jefferies LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC MUFG Securities Americas Inc. Regions Securities LLC Scotia Capital (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Jefferies LLC toll free at 1-877-877-0696, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.